September 23, 2022

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Killoy and Christina Chalk

Re:	AIM ImmunoTech Inc.

Preliminary Proxy Statement filed by Jonathan Jorgl et al.

Filed September 15, 2022

File No. 001-27072

Ladies and Gentlemen:

This letter is being submitted on behalf of the filing persons of the above referenced preliminary proxy statement (as revised as of the date hereof, the “Proxy Statement”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter dated September 22, 2022 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Proxy Statement, unless otherwise specified.

Cover Page

1.

The cover page of Schedule 14A discloses that the proxy statement is being filed by Jonathan Thomas Jorgl, Robert L. Chioini and Michael Rice. Please revise the cover page above the heading “Name of Person(s) Filing Proxy Statement, if other than the Registrant” to indicate that the solicitation is also being made by the other participants identified within your proxy statement, including Michael Xirinachs, Paul Tusa, River Rock Advisors LLC, and Looking Glass Capital Consultants Inc.

In response to the Staff’s comment, the cover page has been revised to name all participants.

September 23, 2022

Letter to AIM Stockholders, page 2

2.

Refer to the second paragraph in the letter to AIM stockholders. The disclosure is confusing and appears to indicate that Mr. Jorgl is a nominee. In addition, it does not make clear that there are other participants in this solicitation besides Mr. Jorgl, Mr. Rice and Mr. Chioini. Please revise.

In response to the Staff’s comment, the disclosure in the letter to stockholders and first page of the Proxy Statement has been revised.

General

3.

We note the DFAN14A’s filed on July 21, 2022 and August 16, 2022 did not identify all of the participants in this solicitation, as required by Rule 14a-12(a)(1). Under Instruction 3(a)(iv) of Item 4 of Schedule 14A the term “participant” includes “any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants.” Written communications furnished before a proxy statement is filed violate Rule 14a-3(a) unless made in reliance in Rule 14a-12. See Rule 14a-6(o). Please advise.

We acknowledge the Staff’s comment. The identification of expected participants in the press releases issued on July 21, 2022 and August 16, 2022 was provided based on the knowledge of Mr. Jorgl, Mr. Chioini and Mr. Rice, the parties who jointly issued the releases, at the time. Based on information that was subsequently learned, additional participants have been identified in the proxy statement. The additional participants do not have any security holdings or other direct or indirect interests that would have been disclosed pursuant to Rule 14-12(a)(1)(i), so it was only their names that would have been included had they been identified as participants at the time. Because of these facts, as well as because these communications occurred over two months and at least approximately six weeks, respectively, prior to the anticipated distribution of the Proxy Statement, we do not believe AIM stockholders were prejudiced or influenced by these communications. Mr. Jorgl, Mr. Chioini and Mr. Rice believe the Proxy Statement fully complies with the proxy rules and the requirements of Schedule 14A, including all required disclosures with respect to the participants, and commit to continuing to comply going forward.

September 23, 2022

4.

Please disclose what will happen to proxies granted to you if the Delaware Chancery Court rules in the Company’s favor and determines that your nominations are invalid. Your revised disclosure should address the impact on votes for your own nominees, as well as votes for the Company’s nominees made on your proxy card.

In response to the Staff’s comment, the disclosure in the Proxy Statement has been revised on pages 17 and 18 and on the proxy card.

5.	Fill in the blanks throughout the proxy statement and revise to reflect the fact that the Company has now filed a definitive proxy statement. Information that is subject to change may be bracketed.

In response to the Staff’s comment, the disclosure throughout the Proxy Statement has been revised.

6.

Where you reference the Company’s nominees included on your proxy card, include disclosure that information about those nominees may be located, free of charge, on the Commission’s website. See Item 7(f) of Schedule 14A.

In response to the Staff’s comment, the disclosure in the letter to stockholders and pages 12 and 17 of the Proxy Statement has been revised.

7.

All statement of belief or opinion must be clearly characterized as such and should not be presented as facts. Please revise the proxy statement generally to make clear when you are expressing an opinion. See for example, multiple statements in the Background section, including the following:

- “And, Mr. Jorgl’s 13-page notice included all of the required information under the Bylaws, without omission.”

- “The allegations in the Florida Section 13(d) Action are entirely without merit as it relates to the members of the ASFV Committee.”

- “On July 21, 2022, the ASFV Committee issued a press release to clear the record that the nominations were valid and demonstrate that the Board’s actions were desperate attempts to stifle basic stockholder rights and to entrench the incumbent directors.”

In response to the Staff’s comment, statements of belief or opinion have been revised throughout the Proxy Statement to reflect them as such.

September 23, 2022

8.	Where you reference declines in the Company’s stock price, please include relevant dates. See for example, the disclosure in first paragraph of the Reasons for the Solicitation section.

In response to the Staff’s comment, the disclosure on pages 4 and 5 of the Proxy Statement has been revised.

9.	Where you make factual assertions such as regarding the Company’s performance and results of prior shareholder votes, revise to include by footnote the source of such information.

In response to the Staff’s comment, the disclosure on pages 4 through 9 of the Proxy Statement has been revised.

10.	Prominently disclose what will happen if a proxy is voted for less than three directors. See Rule 14a-19(e)(7).

In response to the Staff’s comment, the disclosure on the proxy card has been revised.

Please do not hesitate to contact me at (216) 861-6697 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ John J. Harrington